November 16, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 980-5192

Mr. Martin Schacker
Chairman of the Board and
  Co-Chief Executive Officer
Tetragenex Pharmaceuticals, Inc.
1 Maynard Drive – Suite 205
Park Ridge, New Jersey 07656

> **Re:** **Tetragenex Pharmaceuticals, Inc.**
> **Amendment Number Three to Registration Statement on Form SB-2**
> **Filed on November 9, 2006**
> **File Number 333-134987**

Dear Mr. Schacker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment number 1. Please respond by providing your analysis as to how the offer of the *underlying common stock* (to the warrant holders) was exempt from registration. Please note that we are looking for a response regarding the offer and sale of the *underlying common stock* that must:

              (a) comply with Section 5; or

(b) have an exemption.

An offering that begins privately must end privately before the securities can be registered for resale. Please refer to Telephone Interpretation A-9 to the Division of Corporation Finance's of Telephone Interpretations.

2.   Please note the updating requirements of Item 310 (g) of Regulation S-B.

3.   Include an updated consent of the independent auditors in the pre-effective amendment.

Note 6 – Stockholders' Equity, page F-12
Stock Options, page F-14

4.   We have reviewed your response to our prior comment six. Please provide us with the following additional information:

- tell us why the cancelled warrants/options were originally issued (i.e. in exchange for services rendered);
- clarify whether the cancelled and reissued warrants/options were issued to employees or non-employees. We note your statement that the warrants/options were issued to other than employees. We also note your statement that the new warrants/options were granted to officers, directors and employees of the company.
- clarify that the individuals whose warrants/options were cancelled are the same individuals who received the new warrants/options. Tell us whether there was a change in status from non-employee to employee or vice versa and, if applicable, when the change in status occurred.
- clarify that you have accounted for the exchange as a modification in accordance with paragraph 51 of SFAS 123 (R);
- describe the nature of the changes made to the cancelled warrants/options' expiration dates and exercise prices. For example, tell us whether the expiration dates were shortened/ lengthened or whether the exercise prices were lowered/ raised. Clarify that these were the only types of changes that were made;
- tell us whether the cancelled warrants/options were fully vested prior to their exchange;
- quantify the fair value of the modified warrant/option and the fair value of the original warrant/option as of the modification date; and
- tell us the specific paragraph in SFAS 123 (R) that you used to determine that crediting compensation expense was appropriate. Consider paragraph 45 of SFAS 123(R) and Appendix A Illustrations 12-14.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian N. Windsor
Special Counsel

cc: Arthur S. Markus, Esq.
        Gersten Savage, LLP
        600 Lexington Avenue – 9th Floor
        New York, NY 10022